EXHIBIT 99.1

Ultrapetrol Announces Share Repurchase Program

NASSAU, Bahamas, March 17, 2008 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced that its Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50 million of the Company's common stock through September 30, 2008. The expiration date and/or amount of the share repurchase program will be extended or amended at the discretion of the board of directors. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, said, "This repurchase authorization reflects our high level of confidence in the markets in which we operate, in the future of Ultrapetrol and also demonstrates our continuing commitment to pursuing opportunities to create shareholder value."

The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated or amended at any time in the Company's discretion and without notice. Under appropriate securities laws, officers, directors and controlling shareholders of the Company may currently be buying shares.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, bulk carriers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
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          New York